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               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                           FORM 12b-25

                                 Commission File Number    0-3021

                   NOTIFICATION OF LATE FILING

      (Check One):  [  ] Form 10-K    [ X  ]  Form 11-K    [    ]
                    Form 20-F    [   ]  Form 10-Q  [   ]  Form N-SAR

For the period ended:         December 31, 1998
                              -----------------

[    ]      Transition Report on Form  10-K
[    ]      Transition Report on Form 10-Q
[    ]      Transition Report on Form  20-F
[    ]      Transition Report on Form N-SAR
[    ]      Transition Report on Form 11-K

For the Transition Period Ended:
                                ----------------------------

     Read attached instruction sheet before preparing form.
  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Information required to be reported by June 29, 1999 on Form 11-K for the Victoria Financial
Corporation 401(k) Plan.


                 Part I. Registrant Information

Full Name Of Registrant:      The St. Paul Companies, Inc.
                              ----------------------------
Former Name If Applicable
                              ----------------------------

Address of Principal Executive office:   385  Washington Street
                                         ----------------------
City, State and Zip Code:              St. Paul, Minnesota 55102
                                       -------------------------

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                Part II.  Rule 12b-25 (b) and (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[ X ]     (a) The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

[ X ]     (b) The subject annual report, semi-annual report,
           transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[    ]    (c) The accountant's statement or other exhibit
           required by Rule 12b-25(c) has been attached if applicable.

                      Part III.  Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The financial statements for the Victoria Financial Corporation
401(k) could not be completed and audited by June 29, 1999 due to differences in the accounting records of the Trustee and the Plan
Administrator that served as the basis for preparing the financial statements.

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                   Part IV.  Other Information

      (1) Name and telephone number of person to contact in regard to this notification

     Bruce A. Backberg          (651)           310-7916
     -----------------      -----------   -----------------
         (Name)             (Area Code)   (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        [ X ]   Yes    [   ]   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [   ]   Yes    [ X ]   No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  THE ST. PAUL COMPANIES, INC.
          (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      June 29, 1999            By:  /s/ Bruce A. Backberg
                                        ----------------------
                                     Name:   Bruce A. Backberg

                                    Title: Senior Vice President-
                                              Legal Services